29 January 2003
Number: 02/03

BHP BILLITON PRODUCTION REPORT FOR THE QUARTER ENDED 31 DECEMBER 2002

BHP Billiton today released its production report for the quarter ended 31 December 2002.

  Oil and Condensate production for the quarter of 16.4 million barrels was 16 per cent lower than the December 2001 quarter. The decrease was mainly due to natural field decline in Bass Strait (Australia) and Laminaria (Australia), ramp up of production following scheduled shutdowns for platform maintenance works at Liverpool Bay (UK) and shutdowns and subsequent repairs at Typhoon (US) following adverse weather conditions. These decreases were partially offset by production from the Tuna and West Tuna infill programs in Bass Strait, completion of the Scindian-3 flowline repairs and Griffin-9 infill well at Griffin (Australia) and commencement of the Echo Yodel field at the North West Shelf (Australia).
  Oil and condensate production was 12 per cent lower than the September 2002 quarter. This reflects natural field decline and higher downtime at Bass Strait, rapid decline in the performance of Phase 2 infill wells in Laminaria and higher downtime at Typhoon due to adverse weather conditions. This was partially offset by the timing of shutdowns at Liverpool Bay and Bruce (UK).
  Natural Gas production for the quarter of 69.41 billion cubic feet was eight per cent lower than the December 2001 quarter mainly due to seasonal conditions in Bass Strait, scheduled shutdowns in Liverpool Bay and adverse weather conditions at Typhoon. Natural gas production was three per cent lower than the September 2002 quarter due to seasonal conditions in Bass Strait partially offset by scheduled shutdowns in Liverpool Bay and improved reliability at Bruce.
  Alumina production for the quarter of 998,000 tonnes was three per cent higher than the December 2001 quarter, mainly reflecting a return to full production at Alumar (Brazil) following government enforced power rationing. Alumina production was three per cent lower than the September 2002 quarter, due to power disruptions at Worsley (Australia) and Paranam (Suriname) during the current quarter.
  Aluminium production for the quarter of 266,000 tonnes was 13 per cent higher than the December 2001 quarter, mainly due to higher production at Hillside (South Africa) reflecting the success of the capacity creep programme, non-recurrence of the September 2001 power outage and completion of the pot relining program in June 2002. Aluminium production was in line with the September 2002 quarter.
  Copper production for the quarter of 225,600 tonnes was two per cent higher than the December 2001 quarter. Copper production during the 2002 calendar year was in line with the 2001 year despite the start-up of the Escondida Phase IV expansion in September 2002 as a result of the decision to low grade copper production at Escondida and to temporarily cease production at Tintaya from November 2001. Production for the quarter was 22 per cent higher than the September 2002 quarter mainly due to the successful ramp up of the Escondida Phase IV expansion.
  Iron Ore production for the quarter of 18.4 million tonnes (BHP Billiton share) was in line with the September 2002 quarter and seven per cent higher than the December 2001 quarter. Western Australian iron ore production of 16.5 million tonnes was in line with the record September 2002 quarter due to continued strong demand for all products in Asian markets. In addition, a new sales record of 18.2 million tonnes was set at Western Australian iron ore operations during the December 2002 quarter. Samarco (Brazil) production for the December 2002 quarter of 2.0 million tonnes was in line with the September 2002 quarter and 53 per cent higher than the December 2001 quarter, reflecting strong customer demand.
  Metallurgical Coal production for the quarter of 8.4 million tonnes was in line with both the December 2001 and September 2002 quarters. Queensland (Australia) coal production for the December 2002 quarter reflects the resolution of adverse roof conditions at the Crinum mine, and lower overall production at the Goonyella Riverside mine to ensure a sustainable balance in stockpile inventories. Higher shipments were recorded at Illawarra Coal (Australia) during the December 2002 period following deliveries to new customers.
  Ekati(TM) Diamond (Canada) production for the quarter of 1.07 million carats was 15 per cent higher than the December 2001 quarter and 12 per cent higher than the September 2002 quarter mainly due to benefits of a processing plant de-bottlenecking program and mining of higher ore grades at the Misery pit.
  Energy Coal production for the quarter of 20.6 million tonnes was in line with the December 2001 quarter. Decreases from the sale of the PT Arutmin energy coal assets (Indonesia) were offset by higher production at New Mexico Coal (US) due to a dragline outage in the December 2001 quarter and commencement of underground longwall operations in October 2002 and increased ownership interest of Cerrejon Coal (Colombia) purchased in February 2002. Production was six per cent higher than the September 2002 quarter mainly due to maintenance on two draglines in the September quarter and commencement of underground longwall operations at New Mexico Coal.
  Nickel production for the quarter of 19,400 tonnes was 11 per cent higher than the December 2001 quarter, reflecting ramp-up of production at Cerro Matoso Line 2 (Colombia) and benefits from ongoing improvement programs at both Cerro Matoso and the QNI Yabulu Refinery (Australia). Production was two per cent higher than the September 2002 quarter.
  Ferrochrome production for the quarter of 230,000 tonnes was 12 per cent higher than the December 2001 quarter. The increase was due to increased market demand prompting the restart of idle furnaces.
Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com
Australia Andrew Nairn, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 408 313 259 email: Andrew.W.Nairn@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 Mobile: +44 7769 934 942 email: Mark.Lidiard@bhpbilliton.com
Tracey Whitehead, Media Relations Tel: +61 3 9609 4202 Mobile: +61 419 404 978 email: Tracey.Whitehead@bhpbilliton.com	Ariane Gentil, Media Relations Tel: +44 20 7802 4177 email: Ariane.Gentil@bhpbilliton.com
United States Francis McAllister, Investor Relations Tel: +1 713 961 8625 Mobile: +1 713 480 3699 email: Francis.R.McAllister@bhpbilliton.com	South Africa Michael Campbell, Investor & Media Relations Tel: +27 11 376 3360 Mobile: +27 82 458 2587 email: Michael.J.Campbell@bhpbilliton.com

BHP BILLITON PRODUCTION SUMMARY
		QUARTER ENDED			HALF YEAR ENDED		% CHANGE
							DEC Q02	DEC Q02	YTD 02
		DEC	SEPT	DEC	DEC	DEC	vs	vs	vs
		2001	2002	2002	2002	2001	DEC Q01	SEPT Q02	YTD 01

PETROLEUM
Crude oil & condensate	('000 bbl)	19,638	18,550	16,398	34,948	39,143	-16%	-12%	-11%
Natural gas	(bcf)	75.47	71.86	69.41	141.27	146.52	-8%	-3%	-4%
LPG	('000 tonnes)	173.01	208.96	167.97	376.93	355.93	-3%	-20%	6%
Ethane	('000 tonnes)	18.59	27.67	19.91	47.58	42.64	7%	-28%	12%

ALUMINIUM
Alumina	('000 tonnes)	965	1,031	998	2,029	1,929	3%	-3%	5%
Aluminium	('000 tonnes)	235	268	266	534	479	13%	-1%	11%

BASE METALS
Copper	('000 tonnes)	220.7	184.5	225.6	410.1	423.2	2%	22%	-3%
Lead	(tonnes)	53,202	63,243	58,345	121,588	107,234	10%	-8%	13%
Zinc	(tonnes)	46,774	48,542	44,115	92,657	76,404	-6%	-9%	21%
Gold	(ounces)	79,538	55,153	69,175	124,328	150,766	-13%	25%	-18%
Silver	('000 ounces)	9,730	11,260	9,870	21,130	18,471	1%	-12%	14%
Molybdenum	(tonnes)	153	220	250	470	305	63%	14%	54%

CARBON STEEL MATERIALS
Iron ore	('000 tonnes)	17,283	18,628	18,447	37,075	34,363	7%	-1%	8%
Metallurgical coal	('000 tonnes)	8,148	8,650	8,390	17,040	17,184	3%	-3%	-1%
Manganese ores	('000 tonnes)	888	1,095	1,059	2,154	1,860	19%	-3%	16%
Manganese alloys	('000 tonnes)	164	175	190	365	283	16%	9%	29%
Hot briquetted iron	('000 tonnes)	384	333	414	747	770	8%	24%	-3%

DIAMONDS AND SPECIALTY PRODUCTS
Diamonds	('000 carats)	928	954	1,071	2,025	1,695	15%	12%	19%

ENERGY COAL
Energy coal	('000 tonnes)	20,623	19,434	20,649	40,083	43,028	0%	6%	-7%

STAINLESS STEEL MATERIALS
Nickel	('000 tonnes)	17.5	19.1	19.4	38.5	33.4	11%	2%	15%
Chrome ores	('000 tonnes)	609	713	714	1,427	1,238	17%	0%	15%
Ferrochrome	('000 tonnes)	206	238	230	468	413	12%	-3%	13%

Throughout this report figures in italics indicate adjustments made since the figure was previously reported.

BHP BILLITON ATTRIBUTABLE PRODUCTION
		QUARTER ENDED					HALF YEAR ENDED
	BHP Billiton	DEC	MARCH	JUNE	SEPT	DEC	DEC	DEC
	Interest	2001	2002	2002	2002	2002	2002	2001

PETROLEUM
Production
Crude oil & condensate	(000 bbl)	19,638	19,644	19,732	18,550	16,398	34,948	39,143
Natural gas	(bcf)	75.47	66.30	70.66	71.86	69.41	141.27	146.52
LPG	('000 tonnes)	173.01	161.20	180.43	208.96	167.97	376.93	355.93
Ethane	('000 tonnes)	18.59	18.87	25.62	27.67	19.91	47.58	42.64

ALUMINIUM
ALUMINA
Production ('000 tonnes)
Worsley	86%	671	677	686	698	662	1,360	1,333
Suriname	45%	209	208	215	221	213	434	428
Alumar	36%	85	111	117	112	123	235	168
Total		965	996	1,018	1,031	998	2,029	1,929

ALUMINIUM
Production ('000 tonnes)
Hillside	100%	117	127	132	135	134	269	242
Bayside	100%	45	43	43	46	45	91	89
Alumar	46.3%	32	40	46	44	44	88	67
Valesul	45.5%	9	9	11	11	11	22	17
Mozal	47%	32	31	31	32	32	64	64
Total		235	250	263	268	266	534	479

BASE METALS (a)
COPPER
Payable metal in concentrate ('000 tonnes)
Escondida (b)	57.5%	80.1	75.3	94.4	68.4	105.6	174.0	169.5
Tintaya (b)	100%	22.9	0.8	0.2	-	-	-	43.8
Antamina (c)	33.8%	26.2	25.1	30.5	25.7	26.4	52.1	26.2
Alumbrera	25%	11.9	12.3	12.8	11.1	13.4	24.5	23.5
Highland Valley Copper	33.6%	15.6	14.2	16.1	14.9	14.3	29.2	31.7
Selbaie	100%	2.6	2.5	2.6	2.8	2.1	4.9	5.1
Total		159.3	130.3	156.6	122.9	161.8	284.7	299.8

Cathode ('000 tonnes)
Escondida	57.5%	21.9	21.2	21.5	17.9	19.1	37.0	43.8
Cerro Colorado	100%	33.8	31.3	31.3	32.5	33.1	65.6	68.2
Tintaya (b)	100%	-	-	1.3	8.4	8.9	17.3	-
San Manuel	100%	2.2	1.8	-	-	-	-	4.5
Pinto Valley	100%	3.4	3.1	2.8	2.8	2.7	5.5	6.9
Total		61.4	57.4	56.9	61.6	63.8	125.4	123.4

LEAD
Payable metal in concentrate (tonnes)
Cannington	100%	51,914	63,172	63,799	61,676	57,651	119,327	104,793
Pering	100%	1,288	892	969	1,567	694	2,261	2,441
Total		53,202	64,064	64,768	63,243	58,345	121,588	107,234

Refer footnotes on page 5.

BASE METALS (continued)
ZINC
Payable metal in concentate (tonnes)
Cannington	100%	17,285	15,002	12,511	15,182	14,721	29,903	31,343
Antamina (c)	33.8%	16,010	18,825	13,518	18,189	15,424	33,613	16,010
Selbaie	100%	7,896	8,495	8,121	9,840	6,540	16,380	17,580
Pering	100%	5,583	4,851	4,793	5,331	7,430	12,761	11,471
Total		46,774	47,174	38,942	48,542	44,115	92,657	76,404

GOLD
Payable metal in concentrate (ounces)
Escondida (b)	57.5%	12,166	11,837	17,694	10,074	15,936	26,010	22,807
Tintaya (b)	100%	11,500	503	-	-	-	-	21,749
Alumbrera	25%	49,780	49,064	51,511	39,279	46,940	86,219	92,364
Selbaie	100%	4,914	5,685	5,117	4,486	5,069	9,555	11,433
Highland Valley Copper	33.6%	1,178	1,126	1,268	1,314	1,230	2,544	2,413
Total		79,538	68,215	75,589	55,153	69,175	124,328	150,766

SILVER
Payable metal in concentrate ('000 ounces)
Cannington	100%	7,915	9,980	10,265	9,612	8,326	17,938	15,720
Escondida	57.5%	298	295	344	304	387	691	618
Antamina (c)	33.8%	617	508	461	536	557	1,093	617
Alumbrera	25.0%	71	68	56	53	72	125	114
Highland Valley Copper	33.6%	167	168	183	162	159	321	357
Selbaie	100%	662	504	524	593	369	962	1,045
Total		9,730	11,522	11,833	11,260	9,870	21,130	18,471

MOLYBDENUM
Payable metal in concentrate (tonnes)
Highland Valley Copper	33.6%	153	121	232	220	250	470	305

CARBON STEEL MATERIALS
IRON ORE
Production ('000 tonnes)
Mt Newman Joint Venture	85%	6,423	5,565	5,413	5,486	5,287	10,773	12,396
Goldsworthy Joint Venture	85%	1,667	1,434	1,690	1,891	1,808	3,699	3,323
Yandi Joint Venture	85%	6,933	6,614	6,663	7,796	8,187	15,983	13,979
Jimblebar	100%	1,332	1,211	1,476	1,433	1,186	2,619	2,514
Samarco	50%	928	1,640	1,838	2,022	1,979	4,001	2,151
Total		17,283	16,464	17,080	18,628	18,447	37,075	34,363

METALLURGICAL COAL (d)
Production ('000 tonnes)
BMA (e)	50%	4,840	6,017	5,686	4,652	5,032	9,684	9,998
BHP Mitsui Coal (f)	80%	1,467	1,707	1,746	1,863	1,472	3,335	3,290
Illawarra	100%	1,841	1,265	1,927	2,135	1,886	4,021	3,896
Total		8,148	8,989	9,359	8,650	8,390	17,040	17,184

Refer footnotes on page 5.
CARBON STEEL MATERIALS (cont'd)
MANGANESE ORES
Saleable production ('000 tonnes)
South Africa (g)	60%	501	424	475	581	560	1,141	968
Australia (g)	60%	387	467	309	514	499	1,013	892
Total		888	891	784	1,095	1,059	2,154	1,860

MANGANESE ALLOYS
Saleable production ('000 tonnes)
South Africa (g)	60%	101	115	121	124	125	249	170
Australia (g)	60%	63	51	48	51	65	116	113
Total		164	166	169	175	190	365	283

HOT BRIQUETTED IRON
Production ('000 tonnes)
Boodarie™ Iron (h)	100%	384	277	-	333	414	747	770

DIAMONDS AND SPECIALTY PRODUCTS
DIAMONDS
Production ('000 carats)
Ekati™	80%	928	932	1,023	954	1,071	2,025	1,695

ENERGY COAL
Production ('000 tonnes)
South Africa	100%	13,724	13,633	13,815	13,838	13,333	27,171	28,262
USA	100%	3,170	3,266	3,703	2,905	4,340	7,245	6,276
Australia	100%	863	1,129	1,390	1,244	1,234	2,478	2,036
Indonesia (i)	80%	1,778	186	208	216	29	245	4,228
Colombia (j)	33%	1,088	1,022	1,455	1,231	1,713	2,944	2,226
Total		20,623	19,236	20,571	19,434	20,649	40,083	43,028

STAINLESS STEEL MATERIALS
NICKEL
Production ('000 tonnes)
CMSA	99.8%	10.4	10.5	9.9	11.7	11.9	23.6	20.0
Yabulu	100%	7.1	7.3	7.8	7.4	7.5	14.9	13.4
Total		17.5	17.8	17.7	19.1	19.4	38.5	33.4

CHROME ORES
Saleable production ('000 tonnes)
South Africa (g)	60%	609	549	664	713	714	1,427	1,238

FERROCHROME
Saleable production ('000 tonnes)
South Africa (g)	60%	206	201	223	238	230	468	413

Refer footnotes on page 5.

(a) Metal production is reported on the basis of payable metal.
(b) Sulphide production at Escondida and Tintaya was temporarily reduced in November 2001 and January 2002 respectively due to weak market conditions. Commercial production of copper cathode commenced at Tintaya in June 2002.
(c) Antamina commenced commercial production in October 2001.
(d) Coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(e) BHP Billiton acquired its share of South Blackwater in July 2001. South Blackwater is equally owned by BHP Billiton and
Mitsubishi Development Pty Ltd. Effective January 2002, South Blackwater production is reported in BMA.
(f) Shown on 100% basis before 20% outside equity interest.
(g) Shown on 100% basis. BHP Billiton interest in saleable production is 60%.
(h) Boodarie Iron recommenced production in July 2002 following the suspension of operations due to a tube failure in a gas re-heating furnace.
(i) Production shown on 86.5% basis after allowing for Indonesian state owned corporation's 13.5% share of production.
BHP Billiton sold its interest in the Senakin and Satui mines effective 30 November 2001.
(j) BHP Billiton increased its interest in Cerrejon Zona Norte to 33.3% from 16.7% effective Februrary 2002.

PRODUCTION AND SHIPMENT REPORT
		QUARTER ENDED					HALF YEAR ENDED
		DEC	MARCH	JUNE	SEPT	DEC	DEC	DEC
		2001	2002	2002	2002	2002	2002	2001
PETROLEUM
BHP Billiton attributable production unless otherwise stated.

CRUDE OIL & CONDENSATE ('000 barrels)
Bass Strait		7,197	6,593	6,786	6,799	5,799	12,598	14,597
North West Shelf - condensate		1,310	1,525	1,466	1,602	1,510	3,112	2,641
North West Shelf - Wanaea/Cossack		1,919	1,851	1,892	1,876	1,655	3,531	3,571
Laminaria		2,569	1,958	2,200	2,914	1,869	4,783	5,570
Griffin		863	1,971	1,587	1,281	1,089	2,370	1,900
Pakistan		19	20	18	18	17	35	36
Typhoon (a)		1,443	1,507	1,754	1,233	654	1,887	2,278
Americas		810	917	861	718	652	1,370	1,728
Liverpool Bay		2,868	2,770	2,574	1,838	2,463	4,301	5,698
Bruce/Keith		640	532	594	271	690	961	1,123
Total		19,638	19,644	19,732	18,550	16,398	34,948	39,143

NATURAL GAS (billion cubic feet)
Bass Strait		23.14	17.18	26.77	33.07	21.07	54.14	52.90
North West Shelf - Domestic		3.73	3.45	2.86	3.62	3.82	7.44	7.41
North West Shelf - LNG		15.56	15.22	13.01	16.55	14.93	31.48	31.32
Griffin		1.25	0.92	0.34	0.95	1.03	1.98	2.70
Pakistan		2.83	2.94	3.02	2.83	2.76	5.59	5.49
Typhoon (a)		1.48	2.01	1.93	1.38	0.71	2.09	2.15
Americas		4.69	4.40	4.63	3.91	3.80	7.71	10.10
Bruce		10.65	8.44	7.92	4.59	10.55	15.14	13.93
Keith		0.27	0.11	0.16	0.07	0.15	0.22	0.46
Liverpool Bay		11.87	11.63	10.01	4.89	10.59	15.48	20.06
Total		75.47	66.30	70.66	71.86	69.41	141.27	146.52

LPG ('000 tonnes)
Bass Strait		107.80	108.47	126.70	149.66	115.23	264.89	236.53
North West Shelf		35.53	33.33	35.08	36.32	31.04	67.36	71.85
Bruce		28.50	18.73	17.49	22.45	20.47	42.92	45.01
Keith		1.18	0.67	1.17	0.53	1.23	1.76	2.54
Total		173.01	161.20	180.43	208.96	167.97	376.93	355.93

ETHANE ('000 tonnes)		18.59	18.87	25.62	27.67	19.91	47.58	42.64

(a) Typhoon commenced production in July 2001.

PRODUCTION AND SHIPMENT REPORT
		QUARTER ENDED					HALF YEAR ENDED
		DEC	MARCH	JUNE	SEPT	DEC	DEC	DEC
		2001	2002	2002	2002	2002	2002	2001
ALUMINIUM
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

ALUMINA
Production
Worsley, Australia		671	677	686	698	662	1,360	1,333
Paranam, Suriname		209	208	215	221	213	434	428
Alumar, Brazil		85	111	117	112	123	235	168
Total		965	996	1,018	1,031	998	2,029	1,929

Sales
Worsley, Australia		638	656	690	758	606	1,364	1,330
Paranam, Suriname		221	205	197	253	201	454	445
Alumar, Brazil		88	101	106	130	125	255	167
Total		947	962	993	1,141	932	2,073	1,942

ALUMINIUM
Production
Hillside, South Africa		117	127	132	135	134	269	242
Bayside, South Africa		45	43	43	46	45	91	89
Alumar, Brazil		32	40	46	44	44	88	67
Valesul, Brazil		9	9	11	11	11	22	17
Mozal, Mozambique		32	31	31	32	32	64	64
Total		235	250	263	268	266	534	479

Sales
Hillside, South Africa		117	128	131	124	135	259	240
Bayside, South Africa		43	42	53	47	45	92	86
Alumar, Brazil		33	38	45	38	52	90	67
Valesul, Brazil		8	10	11	9	12	21	16
Mozal, Mozambique		32	31	34	27	35	62	64
Total		233	249	274	245	279	524	473

PRODUCTION AND SHIPMENT REPORT
		QUARTER ENDED					HALF YEAR ENDED
		DEC	MARCH	JUNE	SEPT	DEC	DEC	DEC
		2001	2002	2002	2002	2002	2002	2001
BASE METALS
BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.

Escondida, Chile (a)
Material mined (100%)	('000 tonnes)	84,821	80,401	77,244	74,671	74,303	148,974	170,164
Sulphide ore milled (100%)	('000 tonnes)	10,060	10,452	11,311	10,142	14,632	24,774	21,265
Average copper grade	(%)	1.72%	1.53%	1.74%	1.45%	1.59%	1.53%	1.74%
Production ex Mill (100%)	('000 tonnes)	144.4	134.9	170.3	125.6	191.8	317	306

Production
Payable copper	('000 tonnes)	80.1	75.3	94.4	68.4	105.6	174.0	169.5
Payable gold concentrate	(fine ounces)	12,166	11,837	17,694	10,074	15,936	26,010	22,807
Copper cathode (SXEW)	('000 tonnes)	21.9	21.2	21.5	17.9	19.1	37.0	43.8
Payable silver concentrate	('000 ounces)	298	295	344	304	387	691	618

Sales
Payable copper	('000 tonnes)	87.0	77.0	85.3	77.0	104.8	181.8	170.7
Payable gold concentrate	(fine ounces)	12,386	10,806	17,004	11,689	16,709	28,398	21,115
Copper cathode (SXEW)	('000 tonnes)	18.0	24.6	22.7	19.5	21.7	41.2	40.8
Payable silver concentrate	('000 ounces)	334	313	248	269	400	669	646

(a) Sulphide production at Escondida was temporarily reduced in November 2001 due to weak market conditions.

Tintaya, Peru (a) (b)
Material mined	('000 tonnes)	14,115	396	-	-	-	-	31,715
Ore milled	('000 tonnes)	1,569	71	-	-	-	-	3,209
Average copper grade	(%)	1.72%	1.64%	0.00%	0.00%	0.00%	0.00%	1.65%

Production
Payable copper	('000 tonnes)	22.9	0.8	0.2	-	-	-	43.8
Payable gold concentrate	(fine ounces)	11,500	503	-	-	-	-	21,749
Copper cathode (SXEW)	('000 tonnes)			1.3	8.4	8.9	17.3	-

Sales
Payable copper	('000 tonnes)	17.8	8.8	-	-	-	-	37.0
Payable gold concentrate	(fine ounces)	9,546	5,452	212	-	-	-	19,291
Copper cathode (SXEW)	('000 tonnes)			1.9	8.0	7.7	15.7	-

(a) Sulphide production at Tintaya was temporarily suspended in January 2002 due to weak market conditions.
(b) Commercial production of copper cathode commenced in June 2002.

Cerro Colorado, Chile
Material mined	('000 tonnes)	16,677	15,348	18,628	17,963	15,027	32,990	30,272
Ore milled	('000 tonnes)	3,864	3,698	3,581	3,759	3,942	7,701	7,380
Average copper grade	(%)	1.13%	1.03%	1.00%	0.97%	1.03%	1.00%	1.10%

Production
Copper cathode	('000 tonnes)	33.8	31.3	31.3	32.5	33.1	65.6	68.2

Sales
Copper cathode	('000 tonnes)	31.7	33.9	34.5	23.2	36.1	59.3	65.4

Antamina, Peru (a)
Material mined (100%)	('000 tonnes)	19,970	20,548	28,990	30,235	25,797	56,032	19,970
Ore milled (100%)	('000 tonnes)	6,318	6,309	7,250	6,794	6,395	13,189	6,318
Average head grades
- Copper	(%)	1.42%	1.31%	1.43%	1.33%	1.41%	1.37%	1.42%
- Zinc	(%)	1.35%	1.44%	0.93%	1.28%	1.15%	1.22%	1.35%

Production
Payable copper	('000 tonnes)	26.2	25.1	30.5	25.7	26.4	52.1	26.2
Payable zinc	(tonnes)	16,010	18,825	13,518	18,189	15,424	33,613	16,010
Payable silver	('000 ounces)	617	508	461	536	557	1,093	617

Sales
Payable copper	('000 tonnes)	28.7	28.8	28.6	30.6	25.8	56.4	28.7
Payable zinc	(tonnes)	8,983	23,028	15,009	19,184	14,407	33,591	8,983
Payable silver	('000 ounces)	596	595	489	590	530	1,120	596

(a) Commercial production commenced in October 2001.

Alumbrera, Argentina
Material mined (100%)	('000 tonnes)	28,635	25,430	26,524	29,356	28,730	58,086	58,180
Ore milled (100%)	('000 tonnes)	7,142	7,146	7,575	8,034	8,703	16,737	14,658
Average head grades
- Copper	(%)	0.74%	0.76%	0.73%	0.62%	0.69%	0.66%	0.72%
- Gold	(g/t)	1.1	1.1	1.0	0.8	0.9	0.9	1.0

Production
Payable copper	('000 tonnes)	11.9	12.3	12.8	11.1	13.4	24.5	23.5
Payable gold	(fine ounces)	46,987	45,421	46,537	35,935	42,594	78,529	87,357
Payable gold - dore	(fine ounces)	2,793	3,644	4,973	3,344	4,346	7,690	5,007
Payable silver	('000 ounces)	71	68	56	53	72	125	114

Sales
Payable copper	('000 tonnes)	13.1	12.7	11.6	10.3	13.3	23.6	22.9
Payable gold	(fine ounces)	48,223	47,261	36,874	33,957	42,381	76,338	82,684
Payable gold - dore	(fine ounces)	1,829	3,710	4,466	3,082	4,409	7,491	3,839
Payable silver	('000 ounces)	71	67	67	53	72	125	113

Highland Valley, Canada
Material mined (100%)	('000 tonnes)	20,883	18,322	18,522	20,455	18,682	39,137	40,793
Ore milled (100%)	('000 tonnes)	12,912	11,778	12,224	12,941	12,924	25,865	25,753
Average copper grade	(%)	0.42%	0.42%	0.43%	0.40%	0.39%	0.40%	0.42%

Production
Payable copper	('000 tonnes)	15.6	14.2	16.1	14.9	14.3	29.2	31.7
Payable molybdenum	('000 tonnes)	0.15	0.12	0.23	0.22	0.25	0.47	0.30
Payable silver	('000 ounces)	167	168	183	162	159	321	357
Payable gold concentrate	(fine ounces)	1,178	1,126	1,268	1,314	1,230	2,544	2,413

Sales
Payable copper	('000 tonnes)	18.8	11.6	14.9	14.4	17.5	31.9	36.2
Payable molybdenum	('000 tonnes)	0.14	0.17	0.22	0.19	0.22	0.41	0.28
Payable silver	('000 ounces)	219	133	173	153	189	342	423
Payable gold concentrate	(fine ounces)	2,062	1,096	1,467	1,240	1,644	2,884	3,902

Cannington, Australia
Material mined	('000 tonnes)	555	569	574	631	573	1,204	1,098
Ore milled	('000 tonnes)	538	567	575	599	564	1,163	1,034
Average head grades
- Silver	(g/t)	567	619	675	564	535	550	582
- Lead	(%)	12.1%	12.7%	13.6%	11.7%	11.9%	11.8%	12.6%
- Zinc	(%)	5.3%	4.6%	3.9%	4.3%	4.3%	4.3%	5.0%

Production
Payable silver	('000 ounces)	7,915	9,980	10,265	9,612	8,326	17,938	15,720
Payable lead	(tonnes)	51,914	63,172	63,799	61,676	57,651	119,327	104,793
Payable zinc	(tonnes)	17,285	15,002	12,511	15,182	14,721	29,903	31,343

Sales
Payable silver	('000 ounces)	8,045	9,383	10,788	9,401	9,027	18,428	15,276
Payable lead	(tonnes)	52,577	59,712	67,650	59,876	62,735	122,611	102,000
Payable zinc	(tonnes)	17,850	19,105	14,761	12,077	14,849	26,926	31,069

Selbaie, Canada
Ore milled	('000 tonnes)	1,029	1,012	1,016	1,049	999	2,048	2,035
Average head grades
- Zinc	(%)	1.29%	1.32%	1.26%	1.37%	1.09%	1.23%	1.40%
- Copper	(%)	0.34%	0.33%	0.34%	0.33%	0.28%	0.31%	0.34%
- Gold	(g/t)	0.24	0.26	0.25	0.23	0.25	0.24	0.29
- Silver	(g/t)	37.23	29.10	28.99	35.10	22.75	29.08	31.18

Production
Payable zinc	(tonnes)	7,896	8,495	8,121	9,840	6,540	16,380	17,580
Payable copper	(tonnes)	2,616	2,452	2,642	2,789	2,111	4,900	5,092
Payable gold concentrate	(ounces)	4,914	5,685	5,117	4,486	5,069	9,555	11,433
Payable silver	('000 ounces)	662	504	524	593	369	962	1,045

Sales
Payable zinc	(tonnes)	7,932	8,400	7,877	9,861	7,245	17,106	17,891
Payable copper	(tonnes)	2,615	2,605	2,459	2,823	2,107	4,930	5,811
Payable gold concentrate	(ounces)	8,002	5,048	5,142	5,932	3,082	9,014	16,114
Payable silver	('000 ounces)	321	605	573	527	478	1,005	605

Pering, South Africa
Ore milled	('000 tonnes)	342	330	338	320	288	608	681
Average head grades
- Zinc	(%)	1.90%	1.73%	1.85%	2.21%	3.34%	2.75%	1.96%
- Lead	(%)	0.54%	0.42%	0.52%	0.66%	0.40%	0.54%	0.52%

Production
Payable zinc	(tonnes)	5,583	4,851	4,793	5,331	7,430	12,761	11,471
Payable lead	(tonnes)	1,288	892	969	1,567	694	2,261	2,441

Sales
Payable zinc	(tonnes)	4,859	4,745	3,667	3,701	6,179	9,880	9,791
Payable lead	(tonnes)	1,217	1,298	729	1,367	1,327	2,694	2,583

San Manuel, USA (a)
Production
Copper cathode (SXEW)	('000 tonnes)	2.2	1.8	-	-	-	-	4.5

(a) San Manuel SXEW operations closed in March 2002.

Pinto Valley, USA
Production
Copper cathode (SXEW)	('000 tonnes)	3.4	3.1	2.8	2.8	2.7	5.5	6.9

Sales
Copper cathode (SXEW)	('000 tonnes)	2.3	4.4	2.9	2.7	2.6	5.3	5.4

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					HALF YEAR ENDED
	DEC	MARCH	JUNE	SEPT	DEC	DEC	DEC
	2001	2002	2002	2002	2002	2002	2001
CARBON STEEL MATERIALS
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

IRON ORE (a)
Pilbara, Australia
Production
Mt Newman Joint Venture	6,423	5,565	5,413	5,486	5,287	10,773	12,396
Goldsworthy Joint Venture (b)	1,667	1,434	1,690	1,891	1,808	3,699	3,323
Yandi Joint Venture	6,933	6,614	6,663	7,796	8,187	15,983	13,979
Jimblebar	1,332	1,211	1,476	1,433	1,186	2,619	2,514
Total (BHP Billiton share)	16,355	14,824	15,242	16,606	16,468	33,074	32,213
Total production (100%)	19,006	17,226	17,671	19,284	19,165	38,449	37,453

Shipments
Lump	3,483	3,316	4,151	4,335	4,290	8,625	7,212
Fines	12,025	11,083	10,517	11,842	13,896	25,738	24,359
Total (BHP Billiton share)	15,508	14,399	14,668	16,177	18,186	34,363	31,571
Total shipments (100%)	18,245	16,940	17,256	19,033	21,396	40,429	37,142

(a) Iron ore production and shipments are reported on a wet tonnes basis.
(b) Includes bulk sample production from Mining Area C.

Samarco, Brazil
Production	928	1,640	1,838	2,022	1,979	4,001	2,151

Shipments	1,440	1,705	1,768	2,034	2,004	4,038	2,596

METALLURGICAL COAL (a)
Queensland, Australia
Production
BMA
Blackwater	1,305	1,892	1,669	1,633	1,603	3,236	2,282
Goonyella	850	1,036	904	734	812	1,546	1,836
Peak Downs	730	1,028	1,185	789	757	1,546	1,615
Saraji	528	676	716	427	629	1,056	1,155
Norwich Park	495	524	527	573	451	1,024	1,022
South Blackwater (b)	524	-	-	-	-	-	1,194
Gregory	408	861	685	496	780	1,276	894
BMA total	4,840	6,017	5,686	4,652	5,032	9,684	9,998

BHP Mitsui Coal (c)
Riverside	649	907	928	927	400	1,327	1,567
South Walker Creek	817	800	818	936	1,072	2,008	1,723
BHP Mitsui Coal total	1,467	1,707	1,746	1,863	1,472	3,335	3,290
Queensland total	6,307	7,724	7,432	6,515	6,504	13,019	13,288

Shipments
Coking coal	4,011	4,799	5,252	4,165	4,034	8,199	8,815
Weak coking coal	1,674	1,604	1,124	1,739	1,503	3,242	3,267
Thermal coal	704	764	734	1,022	800	1,822	1,335
Total	6,390	7,167	7,110	6,926	6,337	13,263	13,417

(a) Coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(b) BHP Billiton acquired its share of South Blackwater in July 2001. South Blackwater is equally owned by BHP Billiton and
Mitsubishi Development Pty Ltd. Effective Jauary 2002, South Blackwater production is included in Blackwater.
(c) BHP Mitsui Coal production shown on 100% basis before 20% outside equity interest.

Illawarra, Australia
Production	1,841	1,265	1,927	2,135	1,886	4,021	3,896

Shipments
Coking coal	1,655	1,555	1,543	1,515	1,900	3,415	3,112
Thermal coal	94	49	268	134	95	229	230
Total	1,749	1,604	1,811	1,649	1,995	3,644	3,342

MANGANESE ORES
South Africa
Saleable production (a)	501	424	475	581	560	1,141	968

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

Australia
Saleable production (a)	387	467	309	514	499	1,013	892

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

MANGANESE ALLOYS
South Africa
Saleable production (a)	101	115	121	124	125	249	170

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

Australia
Saleable production (a)	63	51	48	51	65	116	113

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

HOT BRIQUETTED IRON
Boodarie™ Iron, Australia (a)
Production	384	277	-	333	414	747	770

Shipments	302	391	93	202	464	666	660

(a) Boodarie Iron recommenced production in July 2002 following the suspension of operations due to a tube failure in a gas re-heating furnace.
PRODUCTION AND SHIPMENT REPORT
		QUARTER ENDED					HALF YEAR ENDED
		DEC	MARCH	JUNE	SEPT	DEC	DEC	DEC
		2001	2002	2002	2002	2002	2002	2001
DIAMONDS AND SPECIALTY PRODUCTS
BHP Billiton attributable production and sales unless otherwise stated.

DIAMONDS
Ekati™, Canada
Production	('000 carats)	928	932	1,023	954	1,071	2,025	1,695

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					HALF YEAR ENDED
	DEC	MARCH	JUNE	SEPT	DEC	DEC	DEC
	2001	2002	2002	2002	2002	2002	2001
ENERGY COAL
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

Ingwe, South Africa
Production	13,724	13,633	13,815	13,838	13,333	27,171	28,262

Sales
Export	6,083	5,605	5,744	5,648	6,609	12,257	12,372
Local utility	6,780	6,979	7,767	7,836	7,263	15,099	14,257
Inland	1,111	835	742	471	412	883	2,203
Total	13,974	13,418	14,253	13,955	14,284	28,239	28,832

New Mexico, USA
Production
Navajo Coal	1,682	1,801	2,030	1,602	2,154	3,756	3,376
San Juan Coal (a)	1,488	1,465	1,673	1,303	2,186	3,489	2,900
Total	3,170	3,266	3,703	2,905	4,340	7,245	6,276

Sales - local utility	3,489	2,882	3,469	3,546	3,348	6,894	6,896

(a) Includes production from longwall operations commenced at San Juan in October 2002.

Hunter Valley, Australia
Production	863	1,129	1,390	1,244	1,234	2,478	2,036

Sales
Export	571	904	1,056	783	881	1,664	1,175
Inland	378	342	337	366	276	642	776
Total	949	1,246	1,393	1,149	1,157	2,306	1,951

Kalimantan, Indonesia
Production (a)
Senakin (b)	801	-	-	-	-	-	1,962
Satui (b)	777	-	-	-	-	-	1,845
Petangis	201	186	208	216	29	245	422
Total	1,778	186	208	216	29	245	4,228

Sales - export	1,684	242	243	189	49	238	3,996

(a) Reported on 86.5% basis after allowing for the Indonesian state-owned corporation's 13.5% share of all production.
(b) BHP Billiton sold its interest in Senakin and Satui effective 30 November 2001.

Cerrejon Coal, Colombia (a)
Production	1,088	1,022	1,455	1,231	1,713	2,944	2,226

Sales - export	688	971	1,144	1,246	1,851	3,097	1,786

(a) BHP Billiton increased its interest in CZN from 16.7% to 33.3% effective February 2002.

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					HALF YEAR ENDED
	DEC	MARCH	JUNE	SEPT	DEC	DEC	DEC
	2001	2002	2002	2002	2002	2002	2001
STAINLESS STEEL MATERIALS
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

NICKEL
CMSA, Colombia
Production	10.4	10.5	9.9	11.7	11.9	23.6	20.0

Sales	10.4	10.5	11.6	10.5	12.8	23.3	19.5

Yabulu, Australia
Production
Nickel	7.1	7.3	7.8	7.4	7.5	14.9	13.4
Cobalt	0.4	0.5	0.4	0.5	0.5	1.0	0.8

Sales
Nickel	6.9	7.3	7.1	7.1	8.3	15.4	14.6
Cobalt	0.5	0.5	0.5	0.5	0.5	1.0	0.9

CHROME ORES
South Africa
Saleable production (a)	609	549	664	713	714	1,427	1,238

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

FERROCHROME
South Africa
Saleable production (a)	206	201	223	238	230	468	413

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

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